FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For October 15, 2008
Commission File Number 0- 50822
NWT URANIUM CORP.
(Translation of Registrant’s name into English)
70 York Street, Suite 1102, Toronto, Ontario, M5J 1S9, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑

This Form 6-K consists of:
“NWT Uranium Corp. (TSXV: NWT; OTCBB: NWURF) (the “Corporation”) announced today that it has completed a non-brokered private placement for aggregate proceeds of $1,000,000. The placement was for an aggregate of 20,000,000 common shares at a subscription price of $0.05 per share. The Corporation plans to use the proceeds from the offering principally for exploration and development activities at the Corporation’s Picachos project in Durango, Mexico and general working capital.
After giving effect to the offering, the Corporation has 126,131,342 common shares outstanding.
John Lynch, the Corporation’s President and Chief Executive Officer, stated, “We are very pleased to be able to conclude this financing notwithstanding the current market tumult. We look forward to commencing our drilling program at the Picachos project under the guidance of M. Robinson MASc., P. Eng.”.”

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ John P. Lynch
John P. Lynch
President and Chief Executive Officer

Date: October 16, 2008